May 15, 2025

Richard N. Massey
Chief Executive Officer
Jena Acquisition Corporation II
1701 Village Center Circle
Las Vegas, NV 89134

       Re: Jena Acquisition Corporation II
           Registration Statement on Form S-1
           Filed May 12, 2025
           File No. 333-287198
Dear Richard N. Massey:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Cover Page

1. We note your disclosure on page 15, 23, and elsewhere that the sponsor transferred
       10,000 founder shares to each of your independent directors at the original per share purchase price. Please revise to include this information on the cover page. Please refer to Item 1602(a)(3) of Regulation S-K.
Exhibits

2. We note your revised disclosure in the registration statement that you intend to reimburse the sponsor $2,500 a month for administrative costs, etc. The administrative services agreement filed as Ex. 10.8 describes the reimbursement sum as $5,000 a month. Please revise to address this discrepancy or advise.
 May 15, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kellie Kim at 202-551-3129 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Pam Howell at 202-551-3357 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   David Fleming, Esq.